767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 10, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Austerlitz Acquisition Corporation I

Draft Registration Statement on Form S-1

Submitted January 12, 2021

CIK No. 0001838207

Ladies and Gentlemen:

On behalf of our client, Austerlitz Acquisition Corporation I, a Cayman Islands exempted company (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 8, 2021, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001838207) confidentially submitted with the Commission on January 12, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses.

Draft Registration Statement on Form S-1 submitted January 12, 2021

Risk Factors, page 45

Securities and Exchange Commission

February 10, 2021

1.

We note that your risk factor disclosures on pages 70, 73, and 76 indicate each publicly offered unit will consist of one-third instead of one-fourth of one warrant as disclosed in The Offering section on page 15. Please revise your disclosures.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73, 76 and 79 accordingly.

Index to Financial Statements, page F-1

2.	Please tell us why you provided audited financial statements for the partial interim period ended January 4, 2021, given your December 31 fiscal year end.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company provided audited financial statements for the partial interim period ended January 4, 2021 to reflect the time period in which the Class B ordinary shares and Class C ordinary shares were purchased by Austerlitz Acquisition Sponsor, LP I.

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Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch
Alexander Lynch

cc:	Michael L. Gravelle

General Counsel and Corporate Secretary

Austerlitz Acquisition Corporation I

Frank Knapp

Shannon Menjivar

Jonathan Burr

Maryse Mills-Apenteng

Securities and Exchange Commission